UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

OTHER EVENTS

On November 30, 2021, the Board of Directors of Costamare Inc. (the “Company”) approved a share repurchase program authorizing total repurchases of up to a maximum of U.S.$150 million of common shares and up to U.S.$150 million of preferred shares of the Company. Repurchases under the program may be made through open market purchases, privately negotiated transactions or other financial arrangements or transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company's management, in its discretion, and will depend upon market conditions and other factors. The program may be suspended or discontinued at any time.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission  on July 6, 2016 (File No. 333-212415) and March 15, 2021 (File No. 333-254266) to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 1, 2021
COSTAMARE INC.

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Financial Officer